March 14, 2005

Mail Stop 0409

Mr. Kent Carasquero
President
Casino Entertainment Television, Inc.
1403 East 900 South
Salt Lake City, Utah 84105

RE:	Casino Entertainment Television, Inc.

Dear Mr. Carasquero:

	As a follow-up to our telephone conversation of Monday March
14,
this letter is to inform you that the company should file the Item
4
Form 8-K immediately. The filing was due on the fifth day following the date the relationship with Beckstead and Watts, LLP ceased.

      Any questions regarding the above should be directed to me at
(202) 942-1905, or in my absence, to Robert Benton at (202) 942-
1811.



						Sincerely,



						Matthew Maulbeck
						Staff Accountant
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